SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE NEW YORK 10036-6522 —— TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com	FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C.

BY EDGAR AND EXPRESS MAIL

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Max A. Webb, Esq.

Lauren Nguyen, Esq.

April 29, 2009	WILMINGTON ----------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Re:

MacroShares Housing Depositor, LLC

Amendments No. 5 to the

Registration Statements on Form S-1

Filed April 17, 2009,

File No. 333-151522

File No. 333-151523; and

Amendment No. 6 to each of the above-referenced

Registration Statements

Filed April 29, 2009.

Ladies and Gentlemen:

Set forth below are the responses of MacroShares Housing Depositor, LLC (the "Company") to the comment letter of the Staff of the Securities and Exchange Commission (the "Staff") dated April 24, 2009 (the "April 2009 Comment Letter"), which was received with respect to the Company's above-referenced Registration Statements, File No. 333-151522 and 333-151523.  Enclosed herewith are copies of Amendment No. 6 to each of these Registration Statements (each, "Amendment No. 6").

For your convenience, we have set forth below the Staff's comments in bold followed by the Company's response thereto.  Page numbers and section references indicate the location of our revisions contained in the prospectus for the MacroShares Major Metro Housing Up Shares (the "Up Prospectus") that is part of Amendment No. 6 to Registration Statement, File No. 333-151522.  Conforming changes have also been made in the prospectus for the MacroShares Major Metro Housing Down Shares (the "Down Prospectus") that is part of Amendment No. 6 to Registration Statement, File No. 333-151523.  Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Up Prospectus and the Down Prospectus.

Securities and Exchange Commission

April 29, 2009

The Company has reviewed this letter and has authorized us to make the representations contained herein on its behalf.

Prospectus

Use of Proceeds, Page 43

1.

Please confirm that the "IPO incentive fees" are included in the aggregate mark-up fees.

The IPO incentive fees are not included in the aggregate mark-up fees.  IPO incentive fees are charged only on Paired Issuances that occur after the conclusion of the initial offering that is being made via a public auction.  In the absence of the IPO incentive fees, investors may have elected to wait until the end of the initial offering to create Paired Shares in order to avoid the applicable per share mark-ups that are being charged for shares purchased in the initial offering.  Any IPO incentive fees that are received by the Paired Trusts will be used to cover ongoing trust expenses, if needed for this purpose and, otherwise, will be distributed to shareholders as part of their quarterly distribution on the next distribution date that is scheduled to occur after receipt of such fees.  Please see revisions made on pages 19 and 58 in the Up Prospectus to clarify the applicability of the IPO incentive fees.

2.

Either revise the Use of Proceeds to delete the statement that some unspecified amount of the proceeds may be used to pay expenses or tell us how this complies with Item 501(b)(3) of Regulation S-K.

The following disclosure has been added in response to this comment:

On the cover of the prospectus, the following footnote was added below the table showing the public offering price and per share mark-up:

"(2) In the event that the fees and expenses of the initial offering exceed 30% of the aggregate Per Share Mark-Ups collected on the shares that are sold in the initial offering, the excess fees and expenses will be deducted from the proceeds of the offering.  The amount of this excess depends upon the number of shares sold and the Per Share Mark-Ups collected on those shares; it may result in a deduction as high as $0.43 per share if only the minimum number of shares is sold, assuming an average Per Share Mark-Up of $0.375 per share.  Please refer to the table on page 98 under "PLAN OF DISTRIBUTION" for more information."

Securities and Exchange Commission

April 29, 2009

In the section entitled "Plan of Distribution," the following table was added:

"The following table shows (i) the impact on the net offering proceeds to the Paired Trusts if the minimum offering size is sold, (ii) the impact if the maximum size is sold and (iii) the number of shares which must be sold in order for the offering fees and expenses to be fully covered by the Aggregate Mark-Ups.

Number of Shares Sold in the Initial Offering	Funds Available to Pay Offering Fees and Expenses (30% of Per Share Mark-Ups) (1)	Excess Amount of Offering Fees and Expenses (2)	Deduction Per Share
2,500,000 Up and Down MacroShares (minimum offering size)	$562,500	$2,137,500	$0.43
20,000,000 Up and Down MacroShares (maximum offering size)	$4,500,000	$0	$0
18,890,000 Up and Down MacroShares (break-even offering size)	$4,250,250	$0	$0

(1)

We are assuming an average Per Share Mark-Up of $0.375, based upon the expected mix of retail and institutional investors.

(2)

The aggregate offering fees and expenses are equal to $2.5 million plus the Upfront Auction Manager Fee.  If the size of the offering is equal to either the maximum of 20 million Up and Down MacroShares or the "break-even" number of 18.89 million Up and Down MacroShares, the Upfront Auction Manager Fee will be equal to 15% of the Aggregate Mark-Up after deducting from such Aggregate Mark-Up the $2.5 million of other expenses."

Changes in the Price Range or Offering Size Before the Auction is Closed, page 99

3.

We note the disclosure in this section that you will file a post-effective amendment if there is a change to the price range or the offering size after effectiveness of the registration statement.  Please also revise to state that you will file a pre-effective amendment to your registration statement if there is a change to the price range or the offering size prior to the effectiveness of the registration statement.

Securities and Exchange Commission

April 29, 2009

Please see revisions made on page 101 in the section entitled "Plan of Distribution."

4.

When you revise to discuss the need to file a pre-effective amendment to reflect any change in the price range prior to effectiveness also revise to discuss how you will communicate any such changes.  For example, clarify that if such change is material you will require bidders to reconfirm their bids.  If you determine the change is immaterial such that reconfirmation would not be required, you should undertake to: (1) provide notice at the offering's URL of the revised price range or number of shares to be sold, as the case may be, and (2) send an electronic notice to everyone who submitted a bid (that has not been withdrawn) notifying them of the revised price range or number of shares to be sold, as the case may be.

Please see revisions made on page 101 in the section entitled "Plan of Distribution."  Please note that any change in the price range will always be treated as a material modification which will require the reconfirmation of all bids.

Changes in the Price Range After the Auction is Closed and Pricing Outside the Price Range, page 100

5.

The disclosure in the first paragraph refers to pricing in relation to the stated price range.  The disclosure regarding the pricing should in all instances refer to "stated price range," and any changes to the stated price range would, as we note above, require the filing of a pre-effective or post-effective amendment, as applicable.  Please revise.  In addition, when you discuss the possibility that final pricing above the stated price range will not result in a material change, please clarify that you are referring to a "material change as defined below."

Please see revisions made on page 101 and 102 in the section entitled "Plan of Distribution."

* * * * *

If you would like to discuss further any of the our responses to your comments or any related issues, please do not hesitate to contact us.

Sincerely,

Richard F. Kadlick

cc:

Division of Investment Management

Mr. Brian Murphy